FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Consolidated Financial Results for the Three-Month Period Ended June 30, 2009

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 4, 2009

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 4, 2009

MITSUI & CO., LTD.

By:	/s/ Junichi Matsumoto
Name:	Junichi Matsumoto
Title:	Executive Vice President
Chief Financial Officer

Consolidated Financial Results for the Three-Month Period Ended June 30, 2009

[Based on accounting principles generally accepted in the United States of America (“U.S. GAAP”)]

Tokyo, August 4, 2009 – Mitsui & Co., Ltd. announced its consolidated financial results for the three-month period ended June 30, 2009.

Mitsui & Co., Ltd. and subsidiaries

(Web Site : http://www.mitsui.co.jp)

President and Chief Executive Officer : Masami Iijima

Investor Relations Contacts : Katsurao Yoshimori, General Manager, Investor Relations Division TEL 81-3-3285-7533

1. Consolidated financial results (Unreviewed)

(1) Consolidated operating results information for the three-month period ended June 30, 2009

  (from April 1, 2009 to June 30, 2009)

(Millions of yen)

	Three-month period ended June 30,
	2009	%	2008	%
Revenues	980,200	Δ 35.8	1,525,871	14.3
Income before Income Taxes and Equity in Earnings	36,743	Δ 70.7	125,259	Δ 9.3
Net income attributable to Mitsui & Co., Ltd.	57,322	Δ 44.4	103,084	Δ 43.1
Net income attributable to Mitsui & Co., Ltd. per share, basic	31.47		56.71
Net income attributable to Mitsui & Co., Ltd. per share, diluted	31.40		56.48

Notes:

1. Percentage figures for Revenues, Income before Income Taxes and Equity in Earnings, and Net income attributable to Mitsui & Co., Ltd. represent changes from the previous year.

2. Net income changes to Net income attributable to Mitsui & Co., Ltd. due to the adoption of Statement of Financial Accounting Standards (“SFAS”) No.160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No.51.”

(2) Consolidated financial position information

		June 30, 2009	March 31, 2009
Total assets	Millions of yen	8,464,928	8,364,243
Mitsui & Co., Ltd. shareholders’ equity	Millions of yen	2,085,769	1,881,663
Mitsui & Co., Ltd. shareholders’ equity ratio	%	24.6	22.5
Mitsui & Co., Ltd. shareholders’ equity per share	Yen	1,145.24	1,033.22

2. Dividend information

		Year ended March 31,		(*) Year ending March 31, 2010 (Forecast)
		2010	2009
Interim dividend per share	Yen	—	25	7
Year-end dividend per share	Yen	—	0	7
Annual dividend per share	Yen	—	25	14

3. Forecast of consolidated operating results for the year ending March 31, 2010 (from April 1, 2009 to March 31, 2010)

		Year ending March 31, 2010
Net income attributable to Mitsui & Co., Ltd.	Millions of yen	120,000
Net income attributable to Mitsui & Co., Ltd. per share, basic	Yen	65.89

Note:

We maintain our forecast net income attributable to Mitsui & Co., Ltd. for the year ending March 31, 2010 of ¥120.0 billion announced together with the results of fiscal year ended March 2009 since we did not review the forecast in the three month period ended June 30, 2009.

4. Others

(1) Increase/decrease of important subsidiaries during the period : None

(2) Number of shares :

	June 30, 2009	March 31, 2009
Number of shares of common stock issued, including treasury stock	1,825,030,897	1,824,928,240
Number of shares of treasury stock	3,777,338	3,770,220

	Three-month period ended June 30, 2009	Three-month period ended June 30, 2008
Average number of shares of common stock outstanding	1,821,191,736	1,817,643,244

A Cautionary Note on Forward-Looking Statements:

This report contains statements (including figures) regarding Mitsui & Co., Ltd. (“Mitsui”)’s corporate strategies, objectives, and views of future developments that are forward-looking in nature and are not simply reiterations of historical facts. These statements are presented to inform stakeholders of the views of Mitsui’s management but should not be relied on solely in making investment and other decisions. You should be aware that a number of important risk factors could lead to outcomes that differ materially from those presented in such forward-looking statements. These include, but are not limited to, (i) changes in economic conditions that may lead to unforeseen developments in markets for products handled by Mitsui, (ii) fluctuations in currency exchange rates that may cause unexpected deterioration in the value of transactions, (iii) adverse political developments that may create unavoidable delays or postponement of transactions and projects, (iv) changes in laws, regulations, or policies in any of the countries where Mitsui conducts its operations that may affect Mitsui’s ability to fulfill its commitments, and (v) significant changes in the competitive environment. In the course of its operations, Mitsui adopts measures to control these and other types of risks, but this does not constitute a guarantee that such measures will be effective.

I. Operating Results and Financial Condition

The consolidated financial statements for the three-month period ended June 30, 2009 and the corresponding three-month period of the previous year have not been reviewed by auditors.

1. Highlights of Consolidated Financial Results for the Three-Month Period Ended June 30, 2009

(1) Operating environment

The global economy appears to have started to pull out of a recession unprecedented in the post-World War II era, but stabilization is uneven and the recovery is expected to be sluggish.

Recent data suggest that the rate of decline in economic activity is moderating.

In the United States, indicators point to a diminishing rate of deterioration. Industrial production may be close to bottoming out; the inventory cycle is turning; and business and consumer confidence has improved.

In Japan, progress in inventory adjustment, aggressive fiscal policies, and strong performance by some other Asian economies are expected to lift growth in the coming quarters.

In the euro area, consumer and business survey indicators have been recovering but data on real activity show few signs of stabilization. Adjustment in the labor market still lies ahead and rising unemployment will weigh on consumption and activity, as will the economy’s heavy dependence on a still-ailing banking sector.

Emerging and developing economies are projected to regain growth momentum during the second half of 2009, albeit with notable regional differences. Growth projections in emerging Asia have been revised upward owing to improved prospects in China and India, in part reflecting substantial macroeconomic stimulus. On the other hand growth projections for Latin America, emerging Africa and the Middle East have been revised downward primarily because production has been hit much harder by the global trade slowdown than initially expected.

In the commodity markets, representative future oil prices (WTI) moved up and temporarily rose to US $70, coupled with increased demands spurred by the economic stimulus packages especially in China and influx of speculative funds in the markets due to easing of financial conditions. As for the stock markets, the Nikkei 225 average at one point recovered to ¥10,000 amid upward trends in world stock markets. Subsequently, however, both the commodity and equity markets continued to hover at the lower levels than the highest prices of the period reflecting uncertainties about a recovery in the real economy. The Japanese yen traded in a range around ¥90 to the U.S dollar while currencies of resource-rich countries like Australia appreciated due to support from a run-up in commodity prices.

Despite these positive signs, the global recession is far from over, and the recovery is still expected to be slow, as financial systems remain impaired.

In the advanced economies, rising unemployment and a loss of confidence in the stability of the financial sector could put renewed downward pressure on asset prices and potentially trigger a deflationary episode. Rising questions about public debt sustainability in some countries could add to upward pressure on bond yields, with negative effects on recovery of housing markets. At the same time, a number of emerging economies remain quite vulnerable to intensified financial stress, with potential feedback effects on advanced economies.

(2) Operating Results

The group posted net income attributable to Mitsui & Co., Ltd. of ¥57.3 billion, a sharp decline of ¥45.8 billion from ¥103.1 billion for the corresponding three-month period of the previous year. Major developments during the periods were as follows;

•

Recent data suggest that the downturn in economic activity appears to be abating with inventory liquidation bottoming out during the first quarter and credit easing rapidly. Despite these positive signs, the global recession continues. Under such economic environment, lower sales volume and a sharp drop in prices of almost all merchandise resulted in decline in net income of all segments excluding the Chemical Segment and the Consumer & IT Segment, which recognized impairment losses on listed securities and real estate related losses for the corresponding three-month period of the previous fiscal year, and the Foods & Retail Segment, which is relatively resilient even in difficult times and has made restructuring efforts of unprofitable businesses.

•

Reflecting the settlements of some iron ore contracts with price reductions of 28.2 to 32.9% for fine ore and with price reductions of 44.5% for lump ore; the Mineral & Metal Resources Segment reported a decline of ¥16.7 billion in net income attributable to Mitsui & Co., Ltd. for the three-month period ended June 30, 2009.

The Energy Segment also reported a decline of ¥14.8 billion reflecting approximately 60% decrease in representative premium hard coking coal prices and 40% decline in thermal coal prices, as well as the sharp drop in oil prices compared to the corresponding three month period of the previous year.

•

Selling, general and administrative expenses decreased by ¥17.9 billion (before tax). In addition, reversal of deferred tax liabilities related to dividends received from associated companies resulted in ¥19.8 billion earnings for the three-month period ended June 30, 2009, which also contributed to moderating the decline in net income attributable to Mitsui & Co., Ltd.

(3) Financial Condition

Total assets as of June 30, 2009 were ¥8.5 trillion, an increase of ¥0.1 trillion from ¥8.4 trillion as of March 31, 2009.

Investments and plant, property and equipment (“PPE”) increased by ¥0.1 trillion with domestic equity prices recouping some of their earlier declines as well as depreciation of the Japanese Yen in overseas investments and in PPE held by foreign subsidiaries. While cash and cash equivalents increased, current assets declined slightly due to a decline in derivative assets reflecting decreased derivative trading transaction volume. Total Mitsui & Co., Ltd. shareholders’ equity as of June 30, 2009 was ¥2.1 trillion, an increase of ¥0.2 trillion from ¥1.9 trillion as of March 31, 2009, reflecting depreciation of the Japanese Yen against foreign currencies as well as higher equity prices in addition to an increase in retained earnings. Net Debt-to-Equity Ratio (“Net DER”) (*1) as of June 30, 2009 was 1.11 times, an increase of 0.23 point from ¥1.34 times as of March 31, 2009.

(1*)	See “3 Financial Condition and Cash Flows” regarding “Net DER”.

(4) Cash Flow Statement

Net cash provided by operating activities for the three-month period ended June 30, 2009 climbed to ¥209.5 billion. Major components of net cash provided by operating activities were our operating income of ¥33.1 billion, net changes in operating assets and liabilities of ¥106.7 billion as well as dividend received of ¥56.4 billion including those from associated companies. Net cash used in investing activities for the three-month period ended June, 2009 was ¥22.6 billion due mainly to other expansion related expenditures for natural resources in the Mineral & Metal Resources and the Energy Segments. As a result, free cash flow (*1) for the three-month period ended June 30, 2009 was a net inflow of ¥186.9 billion.

(1*)	Sum of net cash flow for operating activities and cash flow for investing activities

2. Results of Operations

(1) Consolidated income statements

Gross Profit

Gross profit for the three-month period ended June 30, 2009 was ¥166.7 billion, a decline of ¥108.3 billion from ¥275.0 billion for the corresponding three-month period of the previous year as a result of the following:

•

The Energy Segment reported a decline of ¥40.5 billion in gross profit. Due to declines in oil prices and energy equity production Mitsui Oil Exploration Co., Ltd. reported a decline of ¥14.1 billion. Other oil & gas production businesses also reported decreases in gross profit due to declines in oil prices. Mitsui Coal Holdings Pty. Ltd. (Australia) recorded a decrease of ¥6.5 billion reflecting declines in coal prices as well as coal equity production.

•

The Mineral & Metal Resources Segment also reported a decrease of ¥26.8 billion in gross profit. Reflecting lower iron ore prices, Mitsui Iron Ore Development Pty. Ltd. (Australia) and Mitsui Itochu Iron Pty. Ltd. (Australia) reported decreases of ¥15.9 billion and ¥2.9 billion, respectively.

•

The Iron & Steel Products Segment, the Chemical Segment and the Machinery & Infrastructure Projects Segment reported declines of ¥8.9 billion, ¥8.7 billion and ¥6.2 billion, respectively. While demand for some products picked up with progress in inventory adjustments, the three segments reported declines in gross profit reflecting declines in sales volumes and sales margins under a difficult macroeconomic and financing environment. The Food & Retail Segment, which is relatively resilient even in difficult times and have made restructuring efforts on unprofitable businesses, recorded an increase in gross profit.

•

Consumer Service & IT Segment reported a decrease of ¥8.0 billion. Despite a rebound due to writedowns of inventories in the domestic residential home sales business recorded in the corresponding three-month period of the previous year, the domestic consumer related businesses in overall remained subdued reflecting the economic slowdown. In addition, the reclassification of T-Gaia Corporation from subsidiary to associated company through merger with MS Communications Co., Ltd. in the three-month period ended December 31, 2008, resulted in a decline of ¥8.0 billion in gross profit.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the three-month period ended June 30, 2009 were ¥132.8 billion, a decrease of ¥17.9 billion from ¥150.7 billion for the corresponding three-month period of the previous year.

The table below provides a breakdown of selling, general and administrative expenses used for our internal review.

Billions of Yen

	Personnel	Welfare	Travel	Entertainment	Communication
Three month period ended June 30, 2009	67.7	3.1	5.7	2.0	12.3
Three month period ended June 30, 2008	74.4	3.3	8.9	2.6	12.2
Change(*)	▲6.7	▲0.2	▲3.2	▲0.6	0.1

	Rent	Depreciation	Tax	Others	Total
Three month period ended June 30, 2009	5.0	3.6	2.5	30.9	132.8
Three month period ended June 30, 2008	5.2	3.6	2.8	37.7	150.7
Change(*)	▲0.2	0.0	▲0.3	▲6.8	▲17.9

(*) ▲: Decrease in selling, general and administrative expenses

•

Personnel expenses were ¥67.7 billion, a decline of ¥6.7 billion from ¥74.4 billion for the corresponding three-month period of the previous year. This decline is mainly attributable to a decrease in performance based bonuses and the reclassification of T-Gaia Corporation from subsidiary to associated company partially offset with an increase in net periodic pension costs reflecting amortization of actuarial losses related to plan assets.

•	Travel expenses were ¥5.7 billion, a decline of ¥3.2 billion from ¥8.9 billion for the corresponding three-month period of the previous year.

•

Other expenses were ¥30.9 billion, a decline of ¥6.8 billion from ¥37.7 billion for the corresponding three-month period of the previous year. This decline is mainly attributable to the reclassification of T-Gaia Corporation from subsidiary to associated company.

The table below provides selling, general and administrative expenses by operating segment.

Billions of Yen

Operating Segment	Iron & Steel Products	Mineral & Metal Resources	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Consumer Service & IT	Logistics & Financial Markets
Three month period ended June 30, 2009	8.2	3.6	17.9	12.4	13.3	15.2	16.3	6.9
Three month period ended June 30, 2008	9.1	3.6	20.8	13.5	11.1	15.8	24.5	8.4
Change(*)	▲0.9	0.0	▲2.9	▲1.1	2.2	▲0.6	▲8.2	▲1.5

Operating Segment	Americas	Europe, the Middle East and Africa	Asia Pacific	Total	All other	Adjustments and Eliminations	Consolidated Total
Three month period ended June 30, 2009	15.1	4.8	5.9	119.6	1.6	11.6	132.8
Three month period ended June 30, 2008	17.9	6.3	6.4	137.4	1.4	11.9	150.7
Change(*)	▲2.8	▲1.5	▲0.5	▲17.8	0.2	▲0.3	▲17.9

(*) ▲: Decrease in selling, general and administrative expenses

•

The Consumer Service & IT Segment and the Machinery & Infrastructure Projects Segment reported decreases of ¥8.2 billion and ¥2.9 billion, respectively. In addition to cost controlling efforts on selling, general and administrative expenses, the reclassification of T-Gaia Corporation from subsidiary to associated company resulted in a decrease of ¥6.4 billion at the Consumer Service & IT Segment.

Provision for Doubtful Receivables

Provision for doubtful receivables for the three-month period ended June 30, 2009 was ¥0.8 billion, a decline of ¥0.2 billion from ¥1.0 billion for the corresponding three-month period of the previous year. Provisions for both periods consisted of an accumulation of reserves for individually small receivables.

Interest Expense, Net of Interest Income

Interest expense, net of interest income for the three-month period ended June 30, 2009 was ¥6.5 billion, a decline of ¥2.5 billion from ¥9.0 billion for the three-month period of the previous year, resulting from lower U.S. Dollar interest rates and a decrease in the principal amount of U.S. Dollar denominated borrowings. The following table sets forth the periodic average of 3 month Libor of Japanese Yen and U.S. Dollar for the three-month periods ended June 30, 2009 and 2008.

Periodic average of 3 month Libor (%p.a.)
	3 month period Ended June 30,
	2008	2009
Japanese Yen	0.92	0.51
U.S. Dollar	2.77	0.76

Dividend Income

Dividend income for the three-month period ended June 30, 2009 was ¥10.2 billion, a decline of ¥14.4 billion from ¥24.6 billion for the corresponding three-month period of the previous year.

Dividends received from LNG projects in Abu Dhabi, Qatar, Oman and Equatorial Guinea were ¥2.8 billion, a decline of ¥10.2 billion from the corresponding three-month period of the previous year.

Gain on Sales of Securities

Gain on sales of securities for the three-month period ended June 30, 2009 was ¥2.2 billion, a decline of ¥4.2 billion from ¥6.4 billion for the corresponding three-month period of the previous year. There were miscellaneous small transactions in both periods.

Loss on Write-Down of Securities

Loss on write-downs of securities for the three-month period ended June 30, 2009 was ¥2.8 billion, an improvement of ¥7.8 billion from ¥10.6 billion for the corresponding three-month period of the previous year.

The Nikkei Stock Average started to move downwards reflecting declines in global equity prices and the appreciation of Japanese Yen against major currencies, which was triggered by the subprime loan issues, and closed at ¥12,525.54 as of March 31, 2008. Subsequent to that date, the Nikkei Stock Average once recovered to ¥14,489.44 in June 2008, but was reversed to a downward trend over the summer. Following the bankruptcy of one of the largest investment banks in the United States in mid-September 2008, the Nikkei Stock Average plummeted to ¥7,054.98 in the beginning of March, the lowest since 1982, and ended with ¥8,109.53 as of March 31, 2009. The Nikkei Stock Average moved up to ¥9,958.44 as of June 30, 2009, reflecting expectation of bottoming out of economy and easing of undue concerns about fragility of financial system. (The above mentioned stock prices are closing prices.)

•	The loss on write-downs of listed shares was negligible reflecting the above mentioned upward trend in the domestic market during the period.

•	We recorded an impairment loss of ¥8.1 billion for Mitsui Chemicals, Inc. (Japan) for the corresponding three-month period of the previous year.

Gain on Disposal or Sales of Property and Equipment—Net

Gain on disposal or sales of property and equipment—net for the three-month period ended June 30, 2009 was ¥0.3 billion, a decline of ¥1.9 billion from a gain of ¥2.2 billion for the corresponding three-month period of the previous year. There were only miscellaneous small transactions for the three-month period ended June 30, 2009. The sale of an office building previously held by Mitsui & Co. France S.A. was made in the Europe, the Middle East and Africa Segment for the corresponding three-month period of the previous year.

Impairment Loss of Long-Lived Assets

Impairment loss of long-lived assets for the three-month period ended June 30, 2009 was ¥0.4 billion, an increase of ¥0.1 billion from ¥0.5 billion for the corresponding three-month period of the previous year. There were miscellaneous small transactions in both periods.

Other Expenses—Net

Other expenses—net for the three-month period ended June 30, 2009 was an income of ¥0.6 billion, an improvement of ¥11.8 billion, from a loss of ¥11.2 billion for the corresponding three-month period of the previous year. There were miscellaneous small transactions and a foreign exchange fluctuation profit of ¥3.8 billion on a borrowing denominated in U.S. Dollar recorded at Mitsui Raw Material Development Pty. Ltd. (Australia) for the three-month period ended June 30, 2009. The main factors of losses for the corresponding three-month period of the previous year were foreign exchange losses and exploration expenses at the oil & gas businesses.

Income Taxes

Income taxes for the three-month period ended June 30, 2009 were an income of ¥5.6 billion, an improvement of ¥58.8 billion from ¥53.2 billion for the corresponding three-month period of the previous year. This improvement was mainly attributable to decrease in income before income taxes and equity in earnings and reversal of deferred tax liabilities related to dividend received from associated companies amounting to ¥19.8 billion(*1).

The effective tax rate for the three-month period ended June 30, 2009 was minus 15.2%, an improvement of 57.6 percentage points from 42.4% for the corresponding three-month period of the previous year.

(*1)	We record deferred tax liabilities of 41%, which is effective tax rate in Japan, on undistributed retained earnings of associated companies based on the assumption that we would sell investments in associated companies in the future. When we receive dividends from associated companies we reverse the deferred tax liabilities while we record tax expense on the dividends received in accordance with Japanese tax laws. Since a major portion of dividends received is treated as non-taxable under the Japanese tax laws, tax expenses on the dividends received are smaller than reversal amount of the deferred tax liabilities and the balance is credited to tax expenses.

Equity in Earnings of Associated Companies—Net (After Income Tax Effect)

Equity in earnings of associated companies—net (after income tax effect) for the three-month period ended June 30, 2009 was ¥21.5 billion, a decline of ¥23.1 billion from ¥44.6 billion for the corresponding three-month period of the previous year as a result of the following:

•

A decline of ¥4.9 billion at Compania Minera Dona Ines de Collahuasi SCM (Chile) due to softening of copper prices, a decline of ¥3.7 billion at Valepar S.A. reflecting a reduction in earnings at its investee, Vale S.A. (“Vale”), mainly due to sharp drops in nickel price as well as a decline of ¥4.4 billion at Robe River Mining Company (Australia), an investment vehicle company for Australian iron ore mining business, reflecting declines in iron ore prices.

•	A slight decline at Japan Australia LNG (MIMI) PTY. Ltd. (Australia) reflecting declines in oil prices despite an increase in sales volumes.

Net Income before attribution of Noncontrolling Interests

As a result, net income before attribution of noncontrolling interests for the three-month period ended June 30, 2009 was ¥63.8 billion, a decline of ¥52.9 billion from ¥116.7 billion for the corresponding three-month period of the previous year.

Net Income attributable to Noncontrolling Interests

Net income attributable to noncontrolling interests for the three-month period ended June 30, 2009 was ¥6.5 billion, an increase of ¥7.1 billion from ¥13.6 billion for the corresponding three-month period of the previous year. Mitsui Oil Exploration Co., Ltd. and Japan Collahuasi Resources B.V. (Netherlands) reported an improvement in net income attributable to noncontrolling interests.

Net Income attributable to Mitsui & Co., Ltd.

As a result, net income attributable to Mitsui & Co., Ltd for the three-month period ended June 30, 2009 was ¥57.3 billion, a significant decline of ¥45.8 billion from ¥103.1 billion for the corresponding three-month period of the previous year.

(2) Operating Results by Operating Segment

Iron & Steel Products Segment

Gross profit for the three month period ended June 30, 2009 was ¥8.8 billion, a decrease of ¥8.9 billion from ¥17.7 billion for the corresponding three month period of the previous year. Regency Steel Asia Pte Ltd. (Singapore) recorded a large decrease in gross profit due to a sharp drop in prices of all steel products. Other foreign trade transactions of various products including steel tubular products and line pipes for oil and gas and steel plates for automobile and shipbuilding for overseas also recorded a poor performance although a sign of slight recovery has been seen in demand of some products, of which destocking cycle is almost over. Sluggish domestic sales of steel products due to continued destocking under credit crunch resulted in a substantial decrease in earnings.

Operating income for the three month period ended June 30, 2009 was ¥0.8 billion, a decrease of ¥8.2 billion from ¥9.0 billion for the corresponding three month period of the previous year reflecting the decrease in gross profit.

Equity in earnings of associated companies for the three month period ended June 30, 2009 was ¥0.8 billion, a decrease of ¥0.1 billion from ¥0.9 billion for the corresponding three month period of the previous year. Net income attributable to Mitsui & Co., Ltd. for the three month period ended June 30, 2009 was ¥1.4 billion, decrease of ¥4.4 billion from ¥5.8 billion for the corresponding three month period of the previous year.

Mineral & Metal Resources Segment

Gross profit for the three month period ended June 30, 2009 was ¥14.2 billion, a decrease of ¥26.8 billion from ¥41.0 billion for the corresponding three-month period of the previous year. The main factor contributing to the decline was the softening of prices at iron ore mining operations. Global raw steel production started to decline in the three-month period ended December 31, 2008, due to the global economic slowdown triggered by the financial turmoil, and reflecting weak demand of iron ore, iron ore prices for the year ending March 31, 2010 decreased substantially from the year ended March 31, 2009.

Following the settlement between an Australian iron ore supplier and its customers in Japan, Korea and Taiwan between May and June 2009, which resulted in a decrease by 32.9% for iron ore fines and 44.5% for iron ore lump, a Brazilian iron supplier settled with Japan, Korea and major European customers for fines and lump with decreases of 28.2% and 44.5%, respectively between June and July 2009. Iron ore prices for China, the world largest consumer of iron ore, are still under negotiation and have not yet been settled as of August 4, 2009 while shipments have been made by using provisional prices. Once prices are fixed, any differences between provisional prices and final prices will be settled retroactively and reflected in the operating results for the three month period ending September 30, 2009 onwards although a decrease in prices comparable to the one applicable for customers other than China is estimated in earnings for the three month period ended June 30, 2009. (*1)

Furthermore, decreases in prices of other mineral and metal resources such as scrap metal and ferrous alloys reflecting sluggish market conditions also contributed to the decrease in gross profit.

Operating income for the three month period ended June 30, 2009 was ¥10.4 billion, a decrease of ¥27.3 billion from ¥37.7 billion for the corresponding three month period of the previous year, reflecting decrease in gross profit.

Equity in earnings of associated companies for the three month period ended June 30, 2009 was ¥5.1 billion, a decrease of ¥15.2 billion from ¥20.3 billion for the corresponding three month period of the previous year. Major factors were as follows:

•

Compania Minera Dona Ines de Collahuasi SCM (Chile) recorded earnings of ¥1.7 billion, a decrease of ¥4.9 billion from ¥6.6 billion for the corresponding three month period of the previous year due to a drop in copper prices.

•

Earnings at Robe River Mining Company were ¥2.1 billion, a decrease of ¥4.4 billion from ¥6.5 billion for the corresponding three month period of the previous year, reflecting the decline in iron ore prices.

•

Valepar S.A. (Brazil) posted earnings of ¥1.7 billion, a decrease of ¥3.7 billion from ¥5.4 billion for the corresponding three month period of the previous year reflecting a reduction in earnings at Vale mainly due to a drop in nickel prices. For the most part, the downwardly revised iron ore contract prices have not been reflected in the earnings for the three month period ended June 30, 2009 due to a lag in consolidating its earnings into our operating results.

Net income attributable to Mitsui & Co., Ltd. for the three month period ended June 30, 2009 was ¥19.7 billion, a large decrease of ¥16.7 billion from ¥36.4 billion for the corresponding three month period of the previous year. In addition to the above mentioned factors, the following contributed to the earnings for the period.

•

Other expenses—net totaled a profit of ¥1.7 billion, an increase of ¥4.8 billion from a loss of ¥3.1 billion. A foreign exchange fluctuation profit of ¥3.8 billion related to borrowing denominated in U.S. Dollars was recorded at Mitsui Raw Material Development Pty. Limited (Australia) and an improvement of ¥2.2 billion in interest expense net of interest income was posted.

•

Reversal of deferred tax liabilities amounting to ¥8.7 billion for undistributed retained earnings of associated companies, including Robe River Mining Company, was recorded when we received dividend income from associated companies for the three-month period ended June 30, 2009

(*1)	In the previous year, part of the price increase achieved was not reflected in the operating results for the three month period ended June 30, 2008 because final settlement of the price negotiation was delayed until July 2008.

Machinery & Infrastructure Projects Segment

Gross profit for the three month period ended June 30, 2009 was ¥22.0 billion, a decline of ¥6.2 billion from ¥28.2 billion for the corresponding three month period of the previous year.

•

The Motor Vehicles Business Unit reported a significant decline of ¥6.1 billion in gross profit. The main cause of the decline was a decline in import and sales transactions at automotive-related and construction machinery subsidiaries in Americas, Europe and Australia as well as export transactions at Mitsui due to the economic downturn and the appreciation of the Japanese Yen.

•

The Marine & Aerospace Business Unit reported a decline of ¥0.8 billion in gross profit. While ocean freight market and demand for vessels were on the way to recovery, unfavorable market conditions compared to the corresponding three month period of the previous year affected operating and chartering vessels and trading in used vessels.

•

The Infrastructure Projects Business Unit reported an increase of ¥0.7 billion in gross profit due mainly to contribution of power plant business, while less demand caused lower operations at rolling stock leasing subsidiaries in Europe and the United States.

Operating income for the three month period ended June 30, 2009 was ¥3.8 billion, a decrease of ¥2.2 billion from ¥6.0 billion for the corresponding three month period of the previous year. The decrease was primarily attributable to the decrease in gross profit in the Motor Vehicles Business Unit, which was partially offset with a decline in selling, general and administrative expenses in the Motor Vehicles Business Unit and the Infrastructure Projects Business Unit.

Equity in earnings of associated companies for the three month period ended June 30, 2009 was ¥5.5 billion, a decline of ¥4.2 billion from ¥9.7 billion for the corresponding three month period of the previous year.

•

Overseas power producing businesses such as IPM (UK) Power Holdings Limited (Gibraltar), IPM Eagle LLP (United Kingdom) and P.T. Paiton Energy (Indonesia) reported equity in earnings of ¥3.0 billion in total, a decline of ¥1.2 billion from ¥4.2 billion earnings for the corresponding three month period of the previous year. There were adverse effects from foreign currency exchange rates while power producing operations recorded an increased mark-to-market evaluation gain on long-term power contracts compared to the corresponding three month period of the previous year.

•	The economic downturn caused a decline in overall sales at overseas automotive-related and construction machinery associated companies.

Net income attributable to Mitsui & Co., Ltd. for the three month period ended June 30, 2009 was ¥13.0 billion, a decline of ¥2.9 billion from ¥15.9 billion for the corresponding three month period of the previous year. In addition to the above-mentioned factors, this segment recorded reversal of deferred tax liabilities on undistributed earnings of associated companies when those earnings were distributed to Mitsui.

Chemical Segment

Gross profit was ¥18.8 billion, a decline of ¥8.7 billion from ¥27.5 billion for the corresponding three-month period of the previous year. The principal developments in this segment were as follows:

•

Despite continuous decline in market prices as well as a further drop in demand globally, upstream basic petrochemicals products and salt fields business showed relatively stable performance through effective purchase and sales operation of polyvinyl chloride (PVC) and aromatics such as xylene, monitoring the supply and demand balance of each product. On the other hand, Shark Bay Salt (Australia), a salt manufacturing company, recorded an increase in gross profit due to higher salt prices and an increase in sales volume.

•

In the performance chemicals field, P.T. Kaltim Pasifik Amoniak (Indonesia), an ammonia manufacturing and marketing joint venture recorded a significant decline in gross profit due to a sharp drop in the market price of ammonia. Prices of fertilizer raw material such as sulfur and sulfuric acid fell sharply as well resulting in a substantial decline in earnings. Plastics and functional materials for automotive and electronics industries, advanced materials, and plant-made detergent raw materials and surfactant recorded a decline in gross profit due to economic turmoil.

Operating income for the three-month period ended June 30, 2009 was ¥6.5 billion, a decline of ¥7.0 billion from ¥13.5 billion for the corresponding three-month period of the previous year, reflecting a decline in gross profit.

Equity in earnings of associated companies for the three-month period ended June 30, 2009 was a loss of ¥0.1 billion, a decline of ¥2.4 billion from income of ¥2.3 billion for the corresponding three-month period of the previous year, mainly due to a decline of ¥1.4 billion in earnings at International Methanol Company (Saudi Arabia), a methanol manufacturing joint venture.

Net income attributable to Mitsui & Co., Ltd. for the three-month period ended June 30, 2009 was ¥4.6 billion, an increase of ¥3.1 billion from ¥1.5 billion for the corresponding three-month period of the previous year, mainly due to the ¥8.1 billion impairment loss on shares of Mitsui Chemicals, Inc. recorded in the three-month period ended June 30, 2008.

Energy Segment

After plunging from a record high of US$135 per barrel in August 2008 to US$43 per barrel in January 2009, Japan Crude Cocktail (JCC) rebounded to US$47.42, US$52.16 (preliminary figure) and US$59.3 (preliminary figure) per barrel in April, May and June of this year respectively. The rebound in oil prices appears to reflect the view that the global demand for oil has begun to pick up once again, bolstered by the broad range of policy actions that have been taken to address the crisis, as well as the gradual return of speculative money to the energy market.

The JCC price trend is generally reflected in the net income of our overseas oil and gas producing subsidiaries and associated companies in this segment with a zero to 6 month time lag.

Considering these time lags, Mitsui periodically calculates the weighted average JCC price applied to operating results of those oil and gas producing subsidiaries and associated companies for internal reviewing purposes. Such weighted average JCC prices for internal reviewing purposes for the periods ended June 30, 2009 and 2008 were US$50 per barrel and US$94 per barrel, respectively.

Gross profit for the three-month period ended June 30, 2009 was ¥34.5 billion, a decrease of ¥40.5 billion from ¥75.0 billion for the corresponding three-month period of the previous year primarily due to the following:

•

Due to the decline in oil prices, Mitsui Oil Exploration Co., Ltd. (Japan), Mitsui E&P Australia Pty Ltd (Australia), Mitsui E&P Middle East (Netherlands) and MitEnergy Upstream LLC (United States) reported decreases of ¥14.1 billion, ¥9.8 billion, ¥5.2 billion and ¥3.6 billion, respectively.

•

The price for typical Australian premium hard coking coal for the year ending March 31, 2009 is quoted as US$128 per ton FOB, which is approximately 60% lower compared to the price for the year ended March 31, 2008. At the same time thermal coal prices declined by around 40%.

For the three-month period ended June 30, 2009, gross profit at Mitsui Coal Holdings Pty. Ltd. (Australia) declined by ¥6.5 billion, reflecting lower coal prices. In addition, the coal production for the three-month period ended June 30, 2009 decreased, reflecting the severe macroeconomic and financial environment compared to the corresponding three-month period of the previous year.

Operating income for the three-month period ended June 30, 2009 was ¥21.2 billion, a decrease of ¥42.4 billion from ¥63.6 billion for the corresponding three-month period of the previous year.

Equity in earnings of associated companies for the three-month period ended June 30, 2009 was ¥7.8 billion, a decrease of ¥2.2 billion from ¥10.0 billion for the corresponding three-month period of the previous year. A slight decline at Japan Australia LNG (MIMI) PTY. Ltd. (Australia) reflected declines in oil prices despite an increase in sales volumes.

Net income attributable to Mitsui & Co., Ltd. for the three-month period ended June 30, 2009 was ¥15.8 billion, a decrease of ¥14.8 billion from ¥30.6 billion for the corresponding three-month period of the previous year. Besides the above-mentioned developments, there were also the following factors:

•	Dividends from LNG projects in Abu Dhabi, Qatar, Oman and Equatorial Guinea were ¥2.8 billion, a decline of ¥10.2 billion from the corresponding three-month period of the previous year.

•	Other expenses—net improved by ¥8.7 billion due mainly to decreases in exploration-related expenses and foreign exchange losses.

•	For the corresponding three-month period of the previous year, Japanese income tax expense increased reflecting an increase in dividends from the segment’s overseas subsidiaries.

Foods & Retail Segment

Gross profit for the three-month period ended June 30, 2009 was ¥22.1 billion, an increase of ¥2.4 billion from ¥19.7 billion for the corresponding three-month period of the previous year.

The food resources and food materials business demonstrated solid performance. With the macroeconomic environment changing dramatically, this segment continued to take various cost reduction initiatives in the food processing & distribution business and the retail support business.

•	The food resources and food materials businesses reported an increase in gross profit reflecting solid performance of maize and raw sugar transactions.

•	MITSUI FOODS CO., LTD. (Japan) recorded an increase of ¥0.3 billion in gross profit due to improved margins gained through restructuring unprofitable businesses.

•

Mitsui Norin Co., Ltd. (Japan) reported an increase of ¥0.4 billion in gross profit reflecting the firm performance of the beverage raw materials business and the household tea business, in addition to the improvement of production costs in spite of a weak food-service market for wholesale tea products.

Operating income for the three-month period ended June 30, 2009 was ¥6.9 billion, an increase of ¥2.9 billion from ¥4.0 billion for the corresponding three-month period of the previous year. MITSUI FOODS CO., LTD. reported a slight increase in operating income, and Mitsui Norin Co., Ltd. reported an increase in operating income reflecting the improvement in gross profit and selling, general and administrative expenses.

Equity in earnings of associated companies for the three-month period ended June 30, 2009 was ¥1.4 billion, an increase of ¥0.7 billion from ¥0.7 billion for the corresponding three-month period of the previous year.

VENTURA FOODS, INC. (United States), in which this segment invested through WILSEY FOODS, INC. (United States), reported an increase of ¥1.3 billion reflecting a cost reduction of ingredient oil.

Reflecting these developments, net income attributable to Mitsui & Co., Ltd. for the three-month period ended June 30, 2009 was ¥4.9 billion, a increase of ¥1.7 billion from ¥3.2 billion for the corresponding three-month period of the previous year.

Consumer Service & IT Segment

Gross profit for the three-month period ended June 30, 2009 was ¥11.8 billion, a decline of ¥8.0 billion from ¥19.8 billion for the corresponding three-month period of the previous year. The Consumer Service Business Unit recorded a loss of ¥3.4 billion on write downs of inventories in the domestic residential home business for the corresponding three-month period of the previous year. The reclassification of T-GAIA Corporation from subsidiary to associated company through merger with MS Communications Co., Ltd. resulted in a decline of ¥8.0 billion in gross profit at the IT Business Unit. Electronics business reported a decline in gross profit caused by decrease in sales volume due to economic downturn.

For the three-month period ended June 30, 2009, this segment recorded a ¥4.4 billion operating loss, an improvement of ¥0.8 billion from operating loss of ¥5.2 billion for the corresponding three-month period of the previous year. Reclassification of T-Gaia Corporation from a subsidiary to an associated company resulted in a decline of ¥6.4 billion in selling, general and administrative expenses, which partially offset the decline in gross profit.

Equity in earnings of associated companies for the three-month period ended June 30, 2009 was less than ¥0.1 billion, a decrease of ¥0.8 billion from ¥0.8 billion for the corresponding three-month period of the previous year.

Net income attributable to Mitsui & Co., Ltd. for the three-month period ended June 30, 2009 was ¥0.1 billion, an improvement of ¥2.2 billion from net loss of ¥2.1 billion for the corresponding three-month period of the previous year. In addition to the above mentioned factors, reversal of deferred tax liabilities for undistributed retained earnings of associated companies was recorded when we received dividend income from associated companies for the three-month period ended June 30, 2009.

Logistics & Financial Markets Segment

Gross profit was ¥9.9 billion, a decrease of ¥4.4 billion from ¥14.3 billion for the corresponding three-month period of the previous year. Commodity trading activities declined due to credit constraints and financial turmoil, and Transportation Logistics Business Unit recorded a decrease of sales volumes. Gains corresponding to a foreign exchange loss of ¥3.1 billion related to the commodity trading business posted in other expenses-net is included in gross profit.

Reflecting the decrease in gross profit, operating income for the three-month period ended June 30, 2009 was ¥2.8 billion, a decrease of ¥3.1 billion from ¥5.9 billion for the corresponding three-month period of the previous year.

Equity in earnings of associated companies for the three-month period ended June 30, 2009 was a loss of ¥0.2 billion, a ¥1.4 billion improvement from a loss of ¥1.6 billion for the corresponding three-month period of the previous year. This segment recorded equity in loss from investment in a partnership, NPF-Harmony (Japan) for the corresponding three-month period of the previous year.

Accordingly, net income attributable to Mitsui & Co., Ltd. for the three-month period ended June 30, 2009 was less than ¥0.1 billion, a decrease of ¥2.9 billion from ¥2.9 billion for the corresponding three-month period of the previous year. Besides the above-mentioned factors, there were also the following factors:

•	A gain of ¥2.4 billion from the exchange of shares in Mitsui Leasing & Development, Ltd. for JA Mitsui Leasing, Ltd. for the corresponding three-month period of the previous year.

•	A foreign exchange loss of ¥3.1 billion related to commodity trading business posted in other expense-net.

Americas Segment

Gross profit for the three-month period ended June 30, 2009 was ¥13.6 billion, a decrease of ¥5.6 billion from ¥19.2 billion for the corresponding three-month period of the previous year.

•

Reflecting a severe macroeconomic and financing environment under which two U.S. major automotive companies filed for Chapter 11 bankruptcy protection, Steel Technologies Inc. (United States) reported a decline of ¥3.7 billion in gross profit due to a decrease in sales volume, especially in the motor vehicle sector.

•

As a result of plummeting demand for oil well tubular products due to a sharp decline in the number of oil and gas rigs, Champions Pipe & Supply, Inc. (United States) recorded a decline in gross profit.

•

Westport Petroleum, Inc. (United States) reported an increase of ¥3.7 billion due to revaluation losses on derivative contracts (*1) recorded in the three-month period ended June 30, 2008 while it also recorded a smaller amount of evaluation losses on derivative contracts for the three-month period ended June 30, 2009.

•	Novus International, Inc. (United States) recorded an increase in gross profit reflecting lower raw material costs partially offset by decreases in sales volume caused by the global economic slowdown.

Operating loss for the three-month period ended June 30, 2009 was ¥1.6 billion, a decrease of ¥2.8 billion from operating income of ¥1.2 billion for the corresponding three-month period of the previous year. Selling, general and administrative expenses, especially personnel expenses and travel expenses, at Mitsui & Co. (U.S.A.), Inc. and its subsidiaries decreased.

Equity in earnings of associated companies for the three-month period ended June 30, 2009 was less than ¥0.1 billion, a ¥1.2 billion decrease from ¥1.2 billion for the corresponding three-month period of the previous year.

Net loss attributable to Mitsui & Co., Ltd. for the three-month period ended June 30, 2009 was ¥2.6 billion, a decrease of ¥4.7 billion from ¥2.1 billion for the corresponding three-month period of the previous year.

•	In addition to the above factors, interest expenses, net of interest income, decreased at Mitsui & Co. (U.S.A.), Inc. and its subsidiaries resulting from a decline in U.S. Dollar interest rates.

•	A decrease in net income attributable to the segment minority interests in other segments’ subsidiaries was also recorded reflecting the decrease in oil prices and the global economic slowdown.

(*1)	Besides mark-to-market evaluation losses on derivative contracts, Westport Petroleum, Inc. maintained inventories which involved unrealized holding gains.

Europe, the Middle East and Africa Segment

Gross profit for the three-month period ended June 30, 2009 was ¥3.5 billion, a decrease of ¥0.5 billion from ¥4.0 billion for the corresponding three-month period of the previous year.

This segment recorded a ¥1.3 billion operating loss for the three-month period ended June 30, 2009, an improvement of ¥1.1 billion from ¥2.4 billion loss for the corresponding three-month period of the previous year, reflecting a decrease in selling, general and administrative expenses such as personnel expenses.

Net loss attributable to Mitsui & Co., Ltd. for the three-month period ended June 30, 2009 was less than ¥0.1 billion, a decrease of ¥0.4 billion from ¥0.4 billion for the corresponding three-month period of the previous year. There was a gain of ¥1.8 billion for the corresponding three-month period of the previous year from the sale of an office building previously held by Mitsui & Co. France S.A.S.

Asia Pacific Segment

Gross profit for the three-month period ended June 30, 2009 was ¥6.7 billion, a decrease of ¥1.0 billion from ¥7.7 billion for the corresponding three-month period of the previous year, reflecting declines in market prices and sales volume in the chemical business.

Operating income for the three-month period ended June 30, 2009 was ¥0.9 billion, a decrease of ¥0.6 billion from ¥1.5 billion for the corresponding three-month period of the previous year.

Net income attributable to Mitsui & Co., Ltd. for the three-month period ended June 30, 2009 was ¥6.2 billion, a decline of ¥5.6 billion from ¥11.8 billion for the corresponding three-month period of the previous year. The main cause of the decline in net income was attributable to the segment’s minority interest in Mitsui Iron Ore Development Pty. Ltd. and Mitsui Coal Holdings Pty. Ltd. whose majority interests were held by the Mineral & Metal Resources Segment and the Energy Segment, respectively.

3. Financial Condition and Cash Flows

(1) Assets, Liabilities and Shareholders’ Equity (*1)

Total assets as of June 30, 2009 were ¥8,464.9 billion, an increase of ¥100.7 billion from ¥8,364.2 billion as of March 31, 2009.

Current assets as of June 30, 2009 were ¥4,373.9 billion, a decline of ¥45.2 billion from ¥4,419.1 billion as of March 31, 2009.

While cash and cash equivalents increased by ¥133.8 billion, derivative assets decreased as commodity derivative trading business at the Financial Market Business Unit remained subdued. In addition, trade receivables and inventories declined due to a contraction in trading volumes and decline in prices of certain merchandise, especially in the Iron & Steel Products Segment.

Reflecting the decline in total current assets, total current liabilities as of June 30, 2009 declined by ¥123.3 billion to ¥2,669.2 billion from ¥2,792.5 billion as of March 31, 2009. This decline in total current liabilities is attributable to a decrease in other current liabilities corresponding to the decrease of derivative assets, as well as a decrease in short-term debt at Mitsui and its financial subsidiaries.

As a result, working capital, or current assets less current liabilities, as of June 30, 2009 totaled ¥1,704.7 billion, an increase of ¥78.1 billion from ¥1,626.6 billion as of March 31, 2009.

The sum of “total investments and non-current receivables,” “property and equipment—at cost,” “intangible asset, less accumulated amortization” “deferred tax assets-non-current” and “other assets” as of June 30, 2009 totaled ¥4,091.0 billion, an increase of ¥145.9 billion from ¥3,945.1 billion as of March 31, 2009, mainly due to the following factors:

Total investments and non-current receivables as of June 30, 2009 totaled ¥2,986.3 billion, an increase of ¥119.9 billion from ¥2,866.4 billion as of March 31, 2009.

•	Within this category, investments in and advances to associated companies as of June 30, 2009 were ¥1,320.7 billion, an increase of ¥45.2 billion from ¥1,275.5 billion as of March 31, 2009.

•	The major expenditure for the three-month period ended June 30, 2009 was a loan to an FPSO leasing company for Brazilian deepwater oil exploration for ¥7.1 billion.

•

Factors which do not involve cash flows resulted in a net increase of ¥61.8 billion, reflecting foreign exchange translation adjustment of foreign investments due to the depreciation of the Japanese Yen vis-à-vis currencies of virtually all countries as well as net decreases in equity earnings (before tax) of ¥18.6 billion (net of ¥45.9 billion dividends received from associated companies).

Other investments as of June 30, 2009 were ¥1,045.1 billion, an increase of ¥87.9 billion from ¥957.2 billion as of March 31, 2009, mainly due to:

•	A ¥80.2 billion net increase of unrealized holding gains and losses on available-for-sale securities, such as those of INPEX Holdings Inc. and Nippon Steel Corporation.

•	A ¥12.1 billion decline in investment in Sakhalin Energy Investment due to capital redemption (including a negative effect of ¥4.6 billion from foreign exchange translation).

Property and equipment—at cost as of June 30, 2009 was ¥974.7 billion, an increase of ¥28.4 billion from ¥946.3 billion as of March 31, 2009, mainly due to an increase in overseas asset values reflecting the depreciation of the Japanese Yen. Major components of the decline were as follows:

•	A ¥22.4 billion increase for iron ore mining expansion projects in Australia (including a positive effect from foreign exchange translation of ¥16.0 billion);

•	A ¥16.1 billion increase for coal mining expansion projects in Australia (including a positive effect foreign exchange translation of ¥17.5 billion); and

•

A ¥1.9 billion decrease for energy related projects (including a negative effect from foreign exchange translation of ¥3.8 billion) such as Mitsui Oil Exploration Co., Ltd. (offshore Thailand), oil and gas projects of offshore Gulf of Mexico, Enfield and Vincent oil field in Australia, Tui oil field in New Zealand, and oil and gas projects in Oman.

Long-term debt less current maturities as of June 30, 2009 was ¥2,831.5 billion, a decline of ¥9.8 billion from ¥2,841.3 billion as of March 31, 2009, due mainly to an increase of current maturities of long-term debt at Mitsui & Co. (U.S.A.), Inc. and foreign subsidiaries.

Total Mitsui & Co., Ltd. shareholders’ equity as of June 30, 2009 was ¥2,085.8 billion, an increase of ¥204.1 billion from ¥1,881.7 billion as of March 31, 2009. Major components of the increase were an increase of ¥57.3 billion in retained earnings, net increase of ¥84.8 billion in foreign currency translation adjustments due to appreciation of Australian Dollar and Brazilian Real against Japanese Yen, and a net increase of ¥53.2 billion in unrealized holding gains on available-for-sale securities.

As a result, shareholders’ equity to total assets ratio (*1) as of June 30, 2009 was 24.6%, a 2.1 percentage point increase from 22.5 % as of March 31, 2009. Net interest bearing debt, or interest bearing debt less cash and cash equivalents and time deposits as of June 30, 2009 was ¥2,323.1 billion, a decline of ¥192.0 billion from ¥2,515.1 billion as of March 31, 2009. Net debt-to-equity ratio (*2) as of June 30, 2009 was 1.11 times, 0.23 points lower compared to 1.34 times as of March 31, 2009.

(*1)	Shareholders’ equity to total assets ratio

Taking into consideration the comparability with other Japanese companies, which use Japanese generally accepted accounting principles, we define shareholders’ equity to total assets ratio as the ratio of total Mitsui & Co., Ltd. shareholders’ equity to total assets in this flash report.

(*2)	Net Debt-to-Equity Ratio

We refer to the Net Debt-to-Equity Ratio (“Net DER”) in this flash report. Net DER is comprised of “net interest-bearing debt” divided by Total Mitsui & Co., Ltd. shareholders’ equity.

“Net interest-bearing debt” is defined as interest bearing debt less cash and cash equivalents and time deposits. Our interest-bearing debt primarily consists of long term debt, less current maturities, which are not readily repayable. In order to flexibly meet capital requirements and to prepare for future debt-service requirements in case of unforeseen deteriorations in financial markets, we currently hold a relatively high level of cash and cash equivalents reflecting the current financial market conditions and future capital requirements.

Under this policy, Net DER is a useful internal measure for our management to review the balance between:

•	our capacity to meet debt repayments; and

•	leverage to improve return on equity in our capital structure.

This measure does not recognize the fact that cash and cash equivalents and time deposits may not be completely available for debt repayments, but cash and cash equivalents and time deposits may be required for operational needs including certain contractual obligations or capital expenditures.

	Billions of Yen
	End of Mar. 2009	End of Jun. 2009
Short-term debt	¥454.1	¥364.5
Long-term debt	¥3,214.5	¥3,245.7
Interest bearing debt	¥3,668.6	¥3,610.2
Less cash and cash equivalents and time deposits	¥(1,153.5)	¥(1,287.1)

Net interest bearing debt	¥2,515.1	¥2,323.1
Total Mitsui & Co., Ltd. Shareholders’ equity	¥1,881.7	¥2,085.8

Net DER (times)	1.34	1.11

(2) Cash Flows during the three-month period ended June 30, 2009

Cash Flows from Operating Activities

Net cash provided by operating activities for the three-month period ended June 30, 2009 was ¥209.5 billion, an increase of ¥176.8 billion from ¥32.7 billion for the three-month period ended March 31, 2008. Major components of the net cash provided by operating activities were the Group’s operating income of ¥33.1 billion, dividend income of ¥56.4 billion including dividends received from associated companies and improvement in working capital, or changes in operating assets and liabilities, of ¥106.7 billion due to declines in commodity markets and sales volumes for the period.

Compared with the corresponding three-month period of the previous year, operating income declined by ¥90.2 billion while cash provided by the improvement in working capital increased by ¥202.1 billion. A decrease in income tax payments also contributed to the increase in net cash provided by operating activities.

Cash Flows from Investing Activities

Net cash used in investing activities for the three-month period ended June 30, 2009 was ¥22.6 billion, a decrease of ¥58.2 billion from ¥80.8 billion for the three-month period ended June 30, 2008. The net cash used in investing activities consists of:

•

Net outflows of cash that corresponded to investments in and advances to associated companies (net of sales of investments in and collection of advances to associated companies) were ¥3.2 billion, which included a loan to an FPSO leasing company for Brazilian deepwater oil exploration. The major cash inflow was redemption of preferred shares in IPM (UK) Power Holdings for ¥5.5 billion.

•

Net inflows of cash that corresponded to other investments (net of sales of other investments) were ¥19.1 billion. Expenditures consisted of miscellaneous small transactions. Proceeds from sales of investments consisted of redemption of a convertible bond from Cedyna Financial Corporation for ¥11.6 billion and of shares in Sakhalin Energy Investment for ¥7.3 billion.

•	Net outflows of cash relating to purchases of property leased to others and property and equipment (net of sales of those assets) was ¥41.6 billion. Major expenditures for equipment included:

–	iron ore mining projects in Australia for ¥8.8 billion;

–	coal mining projects in Australia for ¥1.1 billion;

–	Enfield and Vincent oil fields in Australia, Tui oil field in New Zealand, oil and gas projects in Oman, and oil and gas projects in the Gulf of Mexico, as well as oil and gas projects by Mitsui Oil Exploration Co., Ltd. for a total of ¥13.9 billion; and

–	leased rolling stock for ¥10.2 billion.

Free cash flow, or sum of net cash provided by operating activities and net cash used in investing activities, for the three-month period ended June 30, 2009 was a net inflow of ¥186.9 billion.

Cash Flows from Financing Activities

During the three-month period ended June 30, 2009, net cash used in financing activities was ¥66.0 billion. The cash inflow from the borrowing of long-term debt, mainly at Mitsui, was ¥36.8 billion and cash outflow for the repayments of the borrowing of short-term debt was ¥98.4 billion.

In addition to the changes discussed above there was an increase of ¥12.9 billion due to the effect of foreign exchange translation, thus cash and cash equivalents as of June 30, 2009 was ¥1,281.6 billion, a ¥133.8 billion increase from ¥1,147.8 billion as of March 31, 2009.

4. Information concerning net income forecast for the year ending March 31, 2010

We maintain our forecast for net income attributable to Mitsui & Co., Ltd. for the year ending March 31, 2010 of ¥120.0 billion announced together with the results of fiscal year ended March 2009. We did not review the forecast this time.

2. Other

[Changes in Accounting Principles, Procedures and Presentation Methods in Preparing the Consolidated Financial Statements]

•	The adoption of SFAS No. 160

During the three-month period ended June 30, 2009, the companies adopted Statement of Financial Accounting Standards (“SFAS”) No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No.51.”

Upon the adoption of SFAS No. 160, noncontrolling interests, which were previously referred to as minority interests and classified between liabilities and shareholders’ equity on the consolidated balance sheets, are included as a separate component of total equity.

In addition, the items on the statements of consolidated income and the statements of consolidated cash flows are adjusted.

Adjustment on the consolidated balance sheets, the statements of consolidated income and the statements of consolidated cash flows have been made to the prior year amounts to conform to the current year presentation.

3. Consolidated Financial Statements

(1) Consolidated Balance Sheets

(Millions of Yen)

Assets

	June 30, 2009	March 31, 2009
Current Assets:
Cash and cash equivalents	¥1,281,609	¥1,147,809
Time deposits	5,450	5,645
Marketable securities	6,399	18,097
Trade receivables:
Notes and loans, less unearned interest	280,495	298,677
Accounts	1,398,407	1,412,022
Associated companies	155,339	169,115
Allowance for doubtful receivables	(17,741)	(18,165)
Inventories	580,001	592,530
Advance payments to suppliers	97,856	98,772
Deferred tax assets–current	38,307	29,969
Derivative assets	167,235	329,897
Other current assets	380,551	334,769

Total current assets	4,373,908	4,419,137

Investments and Non-current Receivables:
Investments in and advances to associated companies	1,320,724	1,275,490
Other investments	1,045,106	957,219
Non-current receivables, less unearned interest	459,036	486,412
Allowance for doubtful receivables	(50,519)	(51,883)
Property leased to others–at cost, less accumulated depreciation	211,997	199,204

Total investments and non-current receivables	2,986,344	2,866,442

Property and Equipment—at Cost:
Land, land improvements and timberlands	162,930	165,249
Buildings, including leasehold improvements	365,474	344,392
Equipment and fixtures	895,900	867,323
Mineral rights	159,500	154,246
Vessels	33,385	35,754
Projects in progress	166,922	153,923

Total	1,784,111	1,720,887
Accumulated depreciation	(809,406)	(774,597)

Net property and equipment	974,705	946,290

Intangible Assets, less Accumulated Amortization	97,017	96,505
Deferred Tax Assets—Non-current	18,172	21,011
Other Assets	14,782	14,858

Total	¥8,464,928	¥8,364,243

(Millions of Yen)

Liabilities and Shareholders’ Equity

	June 30, 2009	March 31, 2009
Current Liabilities:
Short-term debt	¥364,533	¥454,059
Current maturities of long-term debt	414,136	373,197
Trade payables:
Notes and acceptances	45,481	51,048
Accounts	1,301,274	1,292,520
Associated companies	29,877	39,243
Accrued expenses:
Income taxes	36,471	46,576
Interest	21,162	20,504
Other	84,534	89,704
Advances from customers	133,210	132,116
Derivative liabilities	186,405	180,533
Other current liabilities	52,138	112,990

Total current liabilities	2,669,221	2,792,490

Long-term Debt, less Current Maturities	2,831,516	2,841,301

Accrued Pension Costs and Liability for Severance Indemnities	33,985	33,814

Deferred Tax Liabilities—Non-current	295,215	256,085

Other Long-Term Liabilities	309,321	329,107

Equity:
Common stock	339,672	339,627
Capital surplus	434,262	434,188
Retained earnings:
Appropriated for legal reserve	50,075	48,806
Unappropriated	1,542,253	1,486,201
Accumulated other comprehensive income (loss):
Unrealized holding gains and losses on available-for-sale securities	97,461	44,263
Foreign currency translation adjustments	(299,835)	(384,618)
Defined benefit pension plans	(67,087)	(68,683)
Net unrealized gains and losses on derivatives	(5,362)	(12,459)

Total accumulated other comprehensive loss	(274,823)	(421,497)

Treasury stock, at cost	(5,670)	(5,662)

Total Mitsui & Co., Ltd. shareholders’ equity	2,085,769	1,881,663

Noncontrolling interests	239,901	229,783

Total equity	2,325,670	2,111,446

Total	¥8,464,928	¥8,364,243

Notes:

1.	The Consolidated Balance Sheets above are not reviewed by the auditors.
2.	The Consolidated Balance Sheet as of March 31, 2009 above has been adjusted due to the adoption of SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No.51”.

(2) Statements of Consolidated Income

(Millions of Yen)

	Three-month period ended June 30, 2008	Three-month period ended June 30, 2009
Revenues :
Sales of products	¥1,346,921	¥856,005
Sales of services	138,275	90,728
Other sales	40,675	33,467

Total revenues	1,525,871	980,200

[Total Trading Transactions :
Three-month period ended June 30, 2008, ¥ 4,287,897 million
Three-month period ended June 30, 2009, ¥ 2,626,335 million]
Cost of Revenues :
Cost of products sold	(1,188,869)	(766,530)
Cost of services sold	(42,569)	(30,658)
Cost of other sales	(19,453)	(16,297)

Total cost of revenues	(1,250,891)	(813,485)

Gross Profit	274,980	166,715

Other Expenses (Income) :
Selling, general and administrative	150,718	132,782
Provision for doubtful receivables	997	812
Interest expense, net of interest income	8,997	6,493
Dividend income	(24,616)	(10,239)
Gain on sales of securities - net	(6,412)	(2,220)
Loss on write-down of securities	10,628	2,788
Gain on disposal or sales of property and equipment - net	(2,228)	(261)
Impairment loss of long-lived assets	473	431
Other expense (income) - net	11,164	(614)

Total other expenses	149,721	129,972

Income before Income Taxes and Equity in Earnings	125,259	36,743

Income Taxes	53,155	(5,602)

Income before Equity in Earnings	72,104	42,345
Equity in Earnings of Associated Companies - Net (After Income Tax Effect)	44,626	21,501

Net Income before attribution of Noncontrolling Interests	116,730	63,846
Net Income attributable to Noncontrolling Interests	(13,646)	(6,524)

Net Income attributable to Mitsui & Co., Ltd.	¥103,084	¥57,322

Comprehensive Income :
Net Income before attribution of Noncontrolling Interests	¥116,730	¥63,846

Other comprehensive income (after income tax effect):
Unrealized holding gains on available-for-sale securities	49,133	57,954
Foreign currency translation adjustments	108,430	85,987
Defined benefit pension plans	560	1,590
Net unrealized gains on derivatives	4,604	7,061

Comprehensive Income before attribution of Noncontrolling Interests	279,457	216,438

Comprehensive Income attributable to Noncontrolling Interests	(30,071)	(12,442)

Comprehensive Income attributable to Mitsui & Co., Ltd.	¥249,386	¥203,996

Notes:

1.	The Statements of Consolidated Income above are not reviewed by the auditors.
2.	The Statements of Consolidated Income above have been adjusted due to the adoption of SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51.”
3.	“Net Income attributable to Noncontrolling Interests” and “Comprehensive Income attributable to Noncontrolling Interests” show the amounts deducted to calculate “Net income attributable to Mitsui & Co., Ltd.” and “Comprehensive Income attributable to Mitsui & Co., Ltd.”, respectively.

(3) Statements of Consolidated Cash Flows

(Millions of Yen)

	Three-month period ended June 30, 2008	Three-month period ended June 30, 2009
Operating Activities:
Net Income before attribution of Noncontrolling Interests	¥116,730	¥63,846
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	34,495	36,294
Pension and severance costs, less payments	1,752	2,944
Provision for doubtful receivables	997	812
Gain on sales of securities – net	(6,412)	(2,220)
Loss on write-down of securities	10,628	2,788
Gain on disposal or sales of property and equipment – net	(2,228)	(261)
Impairment loss of long-lived assets	473	431
Deferred income taxes	(18,640)	(26,536)
Equity in earnings of associated companies, less dividends received	(9,606)	24,682
Changes in operating assets and liabilities:
(Increase) decrease in trade receivables	(61,235)	81,328
(Increase) decrease in inventories	(68,103)	17,985
Increase (decrease) in trade payables	53,242	(38,283)
Other – net	(19,351)	45,680

Net cash provided by operating activities	32,742	209,490

Investing Activities:
Net (increase) decrease in time deposits	(2,011)	372
Net increase in investments in and advances to associated companies	(11,028)	(3,219)
Net (increase) decrease in other investments	(11,846)	19,137
Net (increase) decrease in long-term loan receivables	(325)	2,706
Net increase in property leased to others and property and equipment	(55,635)	(41,579)

Net cash used in investing activities	(80,845)	(22,583)

Financing Activities:
Net increase (decrease) in short-term debt	65,388	(98,420)
Net increase in long-term debt	19,875	36,801
Purchases of treasury stock – net	(632)	(8)
Payments of cash dividends and others	(43,863)	(4,408)

Net cash provided by (used in) financing activities	40,768	(66,035)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	18,360	12,928

Net increase in Cash and Cash Equivalents	11,025	133,800
Cash and Cash Equivalents at Beginning of Period	899,264	1,147,809

Cash and Cash Equivalents at End of Period	¥910,289	¥1,281,609

Notes:

1.	The Statements of Consolidated Cash Flows above are not reviewed by the auditors.
2.	The Statements of Consolidated Cash Flows above have been adjusted due to the adoption of SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51.”

(4) Assumption for going concern : N/A

(5) Operating Segment Information

Three-month period ended June 30, 2008 (from April 1, 2008 to June 30, 2008)

(Millions of Yen)

	Iron & Steel Products	Mineral & Metal Resources	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Consumer Service & IT	Logistics & Financial Markets
Total Trading Transactions	389,722	402,492	535,230	682,605	741,666	520,086	224,626	48,267
Gross Profit	17,666	40,997	28,195	27,483	75,027	19,668	19,795	14,304
Operating Income (Loss)	8,955	37,739	5,960	13,476	63,617	4,005	(5,161)	5,939
Equity in Earnings of Associated Companies	856	20,266	9,689	2,272	10,011	685	829	(1,639)
Net Income (Loss) attributable to Mitsui & Co., Ltd.	5,793	36,372	15,893	1,473	30,572	3,171	(2,123)	2,897

Total Assets at June 30, 2008	661,734	1,028,892	1,584,611	876,952	1,932,600	701,779	699,460	836,095

	Americas	Europe, the Middle East and Africa	Asia Pacific	Total	All Other	Adjustments and Eliminations	Consolidated Total
Total Trading Transactions	458,441	122,160	161,591	4,286,886	1,016	(5)	4,287,897
Gross Profit	19,228	3,975	7,748	274,086	1,505	(611)	274,980
Operating Income (Loss)	1,170	(2,361)	1,505	134,844	109	(11,688)	123,265
Equity in Earnings of Associated Companies	1,219	324	159	44,671	8	(53)	44,626
Net Income (Loss) attributable to Mitsui & Co., Ltd.	2,086	379	11,815	108,328	1,537	(6,781)	103,084

Total Assets at June 30, 2008	761,565	274,770	369,984	9,728,442	2,822,915	(2,257,992)	10,293,365

Three-month period ended June 30, 2009 (from April 1, 2009 to June 30, 2009)

(Millions of Yen)

	Iron & Steel Products	Mineral & Metal Resources	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Consumer Service & IT	Logistics & Financial Markets
Total Trading Transactions	224,993	157,083	326,139	394,548	454,341	453,264	96,250	31,106
Gross Profit	8,772	14,177	21,970	18,794	34,520	22,148	11,800	9,879
Operating Income (Loss)	752	10,387	3,796	6,520	21,207	6,874	(4,410)	2,764
Equity in Earnings of Associated Companies	812	5,100	5,532	(143)	7,777	1,436	22	(213)
Net Income (Loss) attributable to Mitsui & Co., Ltd.	1,415	19,673	13,044	4,579	15,830	4,912	79	35

Total Assets at June 30, 2009	465,608	834,910	1,407,485	540,982	1,492,685	624,466	548,595	472,836

	Americas	Europe, the Middle East and Africa	Asia Pacific	Total	All Other	Adjustments and Eliminations	Consolidated Total
Total Trading Transactions	268,431	99,289	120,315	2,625,759	574	2	2,626,335
Gross Profit	13,644	3,459	6,723	165,886	586	243	166,715
Operating Income (Loss)	(1,618)	(1,345)	879	45,806	(1,040)	(11,645)	33,121
Equity in Earnings of Associated Companies	22	290	743	21,378	0	123	21,501
Net Income (Loss) attributable to Mitsui & Co., Ltd.	(2,575)	(37)	6,182	63,137	1,007	(6,822)	57,322

Total Assets at June 30, 2009	549,296	156,297	321,003	7,414,163	2,772,916	(1,722,151)	8,464,928

Notes:

1.	Operating segment information above is not reviewed by the auditors.
2.	“All Other” includes business activities which primarily provide services, such as financing services and operations services to external customers and/or to the companies and associated companies. Total assets of “All Other” at June 30, 2008 and 2009 consisted primarily of cash and cash equivalents and time deposits related to financing activities, and assets of certain subsidiaries related to the above services.
3.	Net loss attributable to Mitsui & Co., Ltd. of “Adjustments and Eliminations” includes income and expense items that are not allocated to specific reportable operating segments, such as certain expenses of the corporate departments, and eliminations of intersegment transactions.
4.	Transfers between operating segments are made at cost plus a markup.
5.	Operating Income (Loss) reflects the companies’ a) Gross Profit, b) Selling, general and administrative expenses, and c) Provision for doubtful receivables as presented in the Statements of Consolidated Income.

(6) Significant changes in shareholders’ equity : None